Exhibit 21
Subsidiaries of the Registrant

State or Other Jurisdiction of
Name of Subsidiary	Incorporation or Organization

Two River Community Bank	New Jersey

TRCB Investment Company*	New Jersey

Two River Community Bank Employer’s Trust*	New Jersey

TRCB Holdings One LLC*	New Jersey

TRCB Holdings Two LLC*	New Jersey

TRCB Holdings Three LLC*	New Jersey

TRCB Holdings Four LLC*	New Jersey

TRCB Holdings Five LLC*	New Jersey

* Subsidiary of Two River Community Bank